SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                  Guess?, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   401617 10 5

                                 (CUSIP Number)

                                Maurice Marciano
                                  Guess?, Inc.
                            1444 South Alameda Street
                                 (213) 765-3100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2003

             (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule
      13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1     NAME OF REPORTING PERSONS
-------------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maurice Marciano

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
-------------------------------------------------------------------------------
                                                      (a) [ ]
                                                      (b) [ X ]

3     SEC USE ONLY
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4     SOURCE OF FUNDS
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
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      PURSUANT TO ITEMS 2(d) or 2(e)
                                                Item 2(d)   [__]
                                                Item 2(e)   [__]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
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      Republic of France

                    ------------------------------------------------------------
                    7     SOLE VOTING POWER


     NUMBER OF            17,054,594
      SHARES        ------------------------------------------------------------
                    ------------------------------------------------------------

                    8     SHARED VOTING POWER

   BENEFICIALLY           10,000
     OWNED BY
                    ------------------------------------------------------------
                    ------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER
     REPORTING
                          17,054,594

                    ------------------------------------------------------------
                    ------------------------------------------------------------
      PERSON        10    SHARED DISPOSITIVE POWER
       WITH
                          10,000

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-------------------------------------------------------------------------------

      17,064,594


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
                                                                        [    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-------------------------------------------------------------------------------

      39.6%


14    TYPE OF REPORTING PERSON
-------------------------------------------------------------------------------

      IN

-------------------------------------------------------------------------------

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            Maurice Marciano ("Mr. Marciano") has previously filed a statement on Schedule 13D (No. 055-50255) jointly with Paul Marciano, Armand Marciano and Gary W. Hampar to report their ownership of equity securities to which this statement on Schedule 13D relates because, as a party to the Amended and Restated Shareholders' Agreement, dated as of August 8, 1996 (the "Shareholders' Agreement") with Paul Marciano, Armand Marciano and Gary W. Hampar, Mr. Marciano could have been deemed to be part of a group with Paul Marciano, Armand Marciano and Gary W. Hampar. While Mr. Marciano continues to disclaim that he has ever formed or been part of a group among the other parties to the Shareholders' Agreement, he has elected to file a statement on Schedule 13D, without Paul Marciano, Armand Marciano and Gary W. Hampar because the Shareholders' Agreement was terminated by the parties on May 12, 2003.

            Mr. Marciano is also filing this statement on Schedule 13D to reflect that (a) on May 2, 2003 the Issuer announced that Armand Marciano had resigned as its Senior Executive Vice President, (b) on May 6, 2003, the Issuer filed a registration statement on Form S-3 pursuant to a November 4, 2002 demand registration request by Armand Marciano under the Registration Rights Agreement (as described in Item 6 below), (c) on May 15, 2003, Armand Marciano sold 4,700 shares of the equity securities to which this statement on Schedule 13D relates on the open market in reliance on Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), (d) on May 19, 2003, Armand Marciano sold 100,000 shares of the equity securities to which this statement on Schedule 13D relates in a private sale, (e) on May 22, 2003, Armand Marciano sold 200,000 shares of the equity securities to which this statement on Schedule 13D relates on the open market in reliance on Rule 144 of the Securities Act, (f) on May 27, 2003, Armand Marciano sold 126,300 shares of the equity securities to which this statement on Schedule 13D relates on the open market in reliance on Rule 144 of the Securities Act, (g) on May 28, 2003, Armand Marciano sold 200,000 shares of the equity securities to which this statement on Schedule 13D relates to Paul Marciano in a private transaction for an aggregate purchase price of $800,000.00 in cash, or $4.00 per share and (h) on May 30, 2003, Armand Marciano sold 100,000 shares of equity securities to which this statement on Schedule 13D relates on the open market in reliance on Rule 144 of the Securities Act.

ITEM 1.     SECURITY AND ISSUER

            The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Guess?, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1444 South Alameda Street, Los Angeles, California 90021.

ITEM 2.     IDENTITY AND BACKGROUND

             This statement on Schedule 13D is being filed on behalf of Mr. Marciano. Mr. Marciano is Co-Chairman of the Board, Co-Chief Executive Officer and Director of the Issuer. The address and principal business office of Mr. Marciano is 1444 South Alameda Street, Los Angeles, California 90021.

             Mr. Marciano has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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             Mr. Marciano is a citizen of the Republic of France.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Mr. Marciano is not reporting herein any acquisition of shares of the equity securities to which this statement on Schedule 13D relates.


ITEM 4.     PURPOSE OF TRANSACTION

            Mr. Marciano is not reporting herein any acquisition of shares of the equity securities to which this statement on Schedule 13D relates.

            Except as otherwise described in this statement on Schedule 13D, Mr. Marciano does not have any plans or proposals that relate to or would result in any of the following actions or events:


            a. the acquisition or disposition of any securities of the Issuer;


            b. an extraordinary corporate transaction involving the Issuer or its subsidiaries;


            c. the transfer of a material amount of assets of the Issuer or its subsidiaries;


            d. any change in the present board of directors or management of the Issuer;


            e. any material change in the capitalization or dividend policy of the Issuer;


            f. any other material change in the Issuer's business or corporate structure;


            g. changes in the Issuer's organizational documents or other actions which might impede the acquisition of control of the Issuer;


            h. a class of the Issuer's securities being delisted or no longer quoted;


            i. a class of the Issuer's securities becoming eligible for termination of registration under the Securities Exchange Act of 1934; or


            j. any similar action.

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            Notwithstanding the foregoing, Mr. Marciano may determine to change his investment intent with respect to the Issuer at any time in the future. Mr. Marciano intends to vote his shares of Common Stock as he deems appropriate from time to time. In determining from time to time whether to sell his shares of the Common Stock (and in what amounts) or to retain such shares, Mr. Marciano will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to Mr. Marciano. Mr. Marciano reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or any portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Mr. Marciano beneficially owns 17,064,594 shares of Common Stock as follows: 16,954,559 shares held indirectly as sole trustee of the Maurice Marciano Trust (1995 Restatement) (the "Maurice Marciano Trust"); 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust; 90,000 shares held indirectly as president of the Maurice Marciano Family Foundation; 10,000 shares held by his wife; and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano.

            The 17,064,594 shares beneficially owned by Mr. Marciano represent 39.6% of the outstanding shares of the Common Stock.

            Percentage ownership of the Common Stock is based on 43,141,025 shares of Common Stock, which represents the number of outstanding shares of Common Stock as of May 28, 2003, as confirmed by the Issuer.

            Mr. Marciano has (i) sole voting power with respect to 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust, 16,954,559 shares held indirectly as sole trustee of the Maurice Marciano Trust, 90,000 shares held indirectly as president of the Maurice Marciano Family Foundation, and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano; (ii) shared voting power with respect to 10,000 shares held by his wife; (iii) sole dispositive power with respect to 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust, 16,954,559 shares held indirectly as sole trustee of the Maurice Marciano Trust, 90,000 shares held indirectly as president of the Maurice Marciano Family Foundation, and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano; and (iv) shared dispositive power with respect to 10,000 shares held by his wife.

            On March 14, 2003 Maurice Marciano purchased 1,000,000 shares of Common Stock of the Issuer from Armand Marciano for an aggregate purchase price of $4,000,000, or $4.00 per share.

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            Except for the transactions reported in this statement on Schedule
13D, Mr. Marciano has not engaged in any other transactions in the Common Stock of the Issuer within the past 60 days.

            Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The following summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and filed as Exhibits 1, 2, 3 and 4, respectively.

                     TERMINATION OF SHAREHOLDERS' AGREEMENT

            On May 12, 2003 the Shareholders' Agreement was terminated by the Issuer and each of the following parties, each of whom is an affiliate of Mr. Marciano, Paul Marciano and Armand Marciano: The Maurice Marciano Trust; the Paul Marciano Trust; the Armand Marciano Trust; the Maurice Marciano 1996 Grantor Retained Annuity Trust; the Paul Marciano 1996 Grantor Retained Annuity Trust; and the Armand Marciano 1996 Grantor Retained Annuity Trust. Mr. Marciano expressly disclaims that he formed a group with or among the parties to the now-terminated Shareholders' Agreement.

                          REGISTRATION RIGHTS AGREEMENT

            The Issuer entered into a Registration Rights Agreement dated August 1, 1996 (the "Registration Rights Agreement") with the following shareholders:
The Maurice Marciano Trust; the Paul Marciano Trust; the Armand Marciano Trust; the Maurice Marciano 1996 Grantor Retained Annuity Trust; the Paul Marciano 1996 Grantor Retained Annuity Trust; and the Armand Marciano 1996 Grantor Retained Annuity Trust. The agreement provides for three (3) demand registrations for the Common Stock of the Issuer, exercisable by holders of at least 10% of the then outstanding registerable Common Stock. The shareholders must demand the registration of at least 10% of the then outstanding registerable Common Stock for each registration and may request that the registration be a "shelf" registration under Rule 415 under the Securities Act of 1933. The agreement further provides incidental registration rights for all parties if the Issuer determines to file a registration statement on its own behalf or on behalf of any selling shareholders, and the registration is on any form that would also permit registration of the Common Stock held by the parties.

                                LETTER AGREEMENTS

            The parties to the Registration Rights Agreement entered into letter agreements dated February 10, 2003 with the Issuer and the other parties to the Registration Rights Agreement. The letter agreements provided, inter alia, that, if the Armand Marciano Trust sells any Common Stock before the Registration Statement becomes effective, the Issuer will include in the Registration Statement up to five of the purchasers as additional selling shareholders, and will consider in good faith including any other purchasers.

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            Other than the foregoing, there are no contracts, arrangements, understandings or relationships between Mr. Marciano and any person with respect to any securities of the Issuer.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 1 Termination of Amended and Restated Shareholders' Agreement dated as of May 12, 2003

            Exhibit 2 Registration Rights Agreement dated as of August 1, 1996 (incorporated by reference to Exhibit
                              10.14 of the Quarterly Report on Form 10-Q filed on October 23, 1996 by Guess?, Inc.
                              (File No. 001-11893))

            Exhibit 3 Letter agreement dated February 10, 2003 between the Issuer and the Armand Marciano Trust (incorporated by reference to Exhibit 4 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

            Exhibit 4 Letter agreement dated February 10, 2003 among the Maurice Marciano Trust, the Paul Marciano Trust, the Paul Marciano 1996 Grantor Retained Annuity Trust, the Armand Marciano 1996 Grantor Retained Annuity Trust and the Armand Marciano Trust (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003

                                MAURICE MARCIANO


                                 /s/ MAURICE MARCIANO
                                ------------------------

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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                                  EXHIBIT INDEX




Exhibit No.                   Description


1 Termination of Amended and Restated Shareholders' Agreement dated as of May 12, 2003

2 Registration Rights Agreement dated as of August 1, 1996 (incorporated by reference to Exhibit 10.14 of the Quarterly Report on
                              Form 10-Q filed on October 23, 1996 by Guess?, Inc. (File No. 001-11893))

3 Letter agreement dated February 10, 2003 between the Issuer and the Armand Marciano Trust (incorporated by reference to Exhibit 4 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

4 Letter agreement dated February 10, 2003 among the Maurice Marciano Trust, the Paul Marciano Trust, the Paul Marciano 1996 Grantor Retained Annuity Trust, the Armand Marciano 1996 Grantor Retained Annuity Trust and the Armand Marciano Trust (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))